SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 13, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION



             The Economical Insurance Group and CGI sign agreement for Web-enabled Enterprise-wide insurance processing solutions


Montreal, July 13, 2001 - The Economical Insurance Group, one of the largest property and casualty insurers in Canada, and CGI today announced the signing of a multi-million dollar contract whereby Economical will implement CGI's enterprise-wide insurance solution, GIOS (Global Insurance Open Solution), as well as Ratabase, CGI's rating and scoring engine. As part of this agreement, CGI will provide knowledge transfer, consulting and maintenance services for both solutions and assist in their implementation.

Economical is the second leading insurer in Canada to implement GIOS as its strategic automation solution. Economical will replace its legacy policy and claims management system with CGI's insurance solutions, which will be used to manage all back office processes.

"In replacing our legacy systems, we wanted to introduce more flexibility in the way we create business solutions, while bringing these solutions to market more quickly," said Noel Walpole, president and CEO of Economical. "Ultimately we wanted to deliver new, value added services to our brokers and end consumers. By implementing GIOS, we will unify and simplify our entire development and automation process. We believe that GIOS is the right technology platform, and CGI the right technology partner to help us to deliver our ultimate vision."

Mike Roach, CGI's president, Canada and Europe added: "We are extremely pleased that Economical has selected GIOS, and more importantly CGI, to help with their exciting new business and IT transformation process. We have a competent and skilled team of insurance and technology professionals positioned with the right combination of experience and leading-edge skills to help our new partner succeed."




                                                                           .../2

Press release - page 2


With a strong foothold in the financial services market, and a vertical market business unit exclusively devoted to the Canadian property and casualty insurance market, CGI focuses on providing value added solutions that streamline the underwriting and claims automation process. Implementing GIOS helps companies by speeding claim resolution, and improving underwriting accuracy, relying on a customer-centric core to deliver handling efficiencies. CGI's Ratabase rating and scoring engine significantly reduces the time required to develop and support the rating process.

About Economical
The Economical Insurance Group, founded in Waterloo, Ontario in 1871, is one of the largest property and casualty insurers in Canada with $1 billion in premium volume and $2.1 billion in assets. This Canadian-owned company serves customers' needs through branches and service offices across the country. Members of The Group are Economical Mutual Insurance Company (including the Western General Farm Division), Langdon Insurance Company, Waterloo Insurance Company, Perth Insurance Company, The Missisquoi Insurance Company and Federation Insurance Company of Canada.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.


                                                                           .../3

Press release - page 3


These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                      -30-





For more information:



CGI
Investor inquiries                             Media inquiries
Ronald White                                   Eileen Murphy
Director, investor relations                   Director, media relations
(514) 841-3230                                 (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date July 13, 2001                           By /s/  Paule Dore
                                             Name:   Paule Dore
                                             Title:  Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary